FORM TYPE AW
FORM FOR VOLUNTARY WITHDRAWAL OF AN AMENDMENT TO A REGISTRATION STATEMENT

Relevant Links, Inc.

(Name of small business issuer in its charter)

Colorado	84-1547578
(State or jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

5655 S. Yosemite St. #109
Greenwood Village, Colorado 80111
(720) 346-0006

(Address and telephone of principal executive offices)

re: Relevant Links, Inc.
        Registration Statement on Form SB-1
        Filed October 16, 2001
        File # 333-52268

Relevant Links, Inc. hereby withdraws its Post Effective amendment filed with the Securities and Exchange Commission on October 16, 2001. Relevant Links, Inc. withdraws its Post Effective statement because this amendment was filed incorrectly on form type POS AM and will be immediately re-filed correctly on form type SB-1MEF pursuant to Rule 462(b).

\S\   Bruce H. Penrod
Bruce H. Penrod, President
Relevant Links, Inc.